Exhibit 2.1

AMENDMENT NO. 1
TO
TRANSACTION AGREEMENT

November 28, 2022

Reference is hereby made to that certain Transaction Agreement, dated as of February 27, 2022 (as amended from time to time, the “Agreement”), by and between Biocon Biologics Limited, a public limited company incorporated under the Indian Companies Act, 2013 (“Buyer”), and Viatris Inc., a Delaware corporation (“Seller Parent”). Capitalized terms used but not defined in this Amendment No. 1 to the Transaction Agreement (this “Amendment”) shall have the respective meanings assigned to them in the Agreement.

WHEREAS, concurrently with the execution and delivery of this Amendment, the Parties are entering into Amendment No. 1 to the Seller Parent Disclosure Letter; and

WHEREAS, the Parties desire to amend the Agreement in accordance with the terms set forth herein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Amendment and the Agreement, and subject to the conditions set forth herein and therein, the Parties hereby agree as follows:

1.	Amendments of the Agreement.

(a)          The third recital of the Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, prior to the date of this Agreement (a) Mylan Ireland Limited, an Irish private limited company and a Subsidiary of Seller Parent (“Mylan Ireland”), transferred its biosimilars trade (including Transferred Assets and Assumed Liabilities) to Biosimilar Collaborations Ireland Limited, an Irish private limited company (such transfer, the “Irish Spin-Off” and, such transferee, the “Irish Acquired Company”) and (b) Mylan Ireland transferred all of the issued and outstanding equity interests in the Irish Acquired Company to the Irish Seller and, as of the date of this Agreement, the Irish Seller is the sole record and beneficial owner of all of the issued and outstanding equity interests (including any preference shares) in the Irish Acquired Company;”

(b)          The seventh recital of the Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, Buyer is the sole record and beneficial owner of all of the issued and outstanding equity interests in the Subsidiary Buyer;”

(c)          The eighth recital of the Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller Parent and Buyer desire to cause (a) the sale of the Acquired ROW Equity Interests from ROW Seller to Buyer in exchange for the Stock Consideration, (b) the payment of other amounts as described herein, including, pursuant to the ROW Acquisition, the Irish Future Cash Payment, and (c) (i) the subscription by the Subsidiary Buyer for, and the allotment and issue by the Irish Acquired Company of, the Irish New Equity Interests in exchange for the Irish Closing Cash Consideration and (ii) the redemption by the Irish Acquired Company of the Irish Redemption Equity Interests in exchange for an amount equal to the Irish Closing Cash Consideration;”

(d)          The ninth recital of the Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, concurrently with the execution of this Agreement, as an inducement to and condition of Seller Parent’s willingness to enter into this Agreement and the other Transaction Documents to which it is a party, (a) Buyer Parent, Buyer and Seller Parent have duly executed and delivered the Equity Financing Letter, attached as Exhibit I-A hereto (the “Buyer Parent Equity Financing Letter”) and (b) Serum, Buyer and Seller Parent have duly executed and delivered the Equity Financing Letter, attached as Exhibit I-B hereto (the “Serum Equity Financing Letter” and, together with the Buyer Parent Equity Financing Letter, the “Equity Financing Letters”);”

(e)          The Agreement is amended by adding the following as a new recital, immediately after the ninth recital of the Agreement:

“WHEREAS, prior to or concurrently with the execution of this Amendment, as an inducement to and condition of Seller Parent’s willingness to enter into this Amendment and the other Transaction Documents to which it is a party, (a) Buyer Parent, Buyer, BPL and Seller Parent have duly executed and delivered the Amendment to Equity Financing Letter, attached as Exhibit I-C hereto (the “Buyer Parent Equity Financing Letter Amendment”; the Buyer Parent Equity Financing Letter, as amended by the Buyer Parent Equity Financing Letter Amendment, the “Buyer Parent Amended Equity Financing Letter”), and pursuant to the Buyer Parent Amended Equity Financing Letter, upon the terms and subject to the conditions set forth therein, prior to the Closing, Buyer Parent, BPL and Buyer shall consummate the Buyer Parent Equity Financing and (b) Serum, Buyer and Seller Parent have duly executed and delivered the Amendment to Equity Financing Letter, attached as Exhibit I-D hereto (the “Serum Equity Financing Letter Amendment”; the Serum Equity Financing Letter, as amended by the Serum Equity Financing Letter Amendment, the “Serum Amended Equity Financing Letter” and, the Serum Amended Equity Financing Letter together with the Buyer Parent Amended Equity

Financing Letter, the “Amended Equity Financing Letters”), and pursuant to the Serum Amended Equity Financing Letter, upon the terms and subject to the conditions set forth therein, prior to the Closing, Serum and Buyer shall consummate the Serum Equity Financing;”

(f)           The first sentence of Section 1.01 of the Agreement is hereby amended and restated in its entirety as follows:

“Closing. The closing of (a) the ROW Acquisition, (b) the repayment in full the ROW Note, (c) the Irish Subscription and (d) the Irish Redemption (the “Closing”) shall take place remotely via the electronic exchange of documents and signature pages at 10:00 a.m., New York City time, on the second (2nd) Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by the Parties entitled to the benefit thereof) of all of the conditions set forth in Article VI (other than those conditions which by their terms are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), or at such other place, time and date as shall be agreed in writing between Buyer and Seller Parent.”

(g)          Section 1.02(a) of the Agreement is hereby amended and restated in its entirety as follows:

“ROW Acquisition.  Seller Parent shall cause the ROW Seller to sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and accept from the ROW Seller, the Acquired ROW Equity Interests, in each case, in accordance with Section 1.03 and Section 1.04 (the “ROW Acquisition”), free and clear of Liens, other than (A) transfer restrictions under applicable Securities Laws and (B) those arising pursuant to this Agreement or from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing). The aggregate consideration payable in respect of the ROW Acquisition shall be the Stock Consideration (payable when and as set forth in Section 1.04). In addition, Buyer shall cause the ROW Acquired Company to repay in full the ROW Note and to pay the ROW Future Cash Payment (payable when and as set forth in Section 1.05). Further, pursuant to the ROW Acquisition, Buyer shall cause the Subsidiary Buyer to pay the Irish Future Cash Payment (payable when and as set forth in Section 1.05 and subject to Section 1.10).”

(h)          The last sentence of Section 1.02(b) of the Agreement is hereby amended by adding the words “when and” immediately before the words “as set forth”.

(i)           The last sentence of Section 1.02(c) of the Agreement is hereby amended by adding the words “when and” immediately before the words “as set forth”.

(j)           Section 1.03 of the Agreement is hereby amended and restated in its entirety as follows:

“Allocation of Cash Consideration and Acquired Equity Interests.  (i) An amount equal to the Irish Closing Cash Consideration shall be paid to the Irish Seller by the Irish Acquired Company in consideration for the Irish Redemption, (ii) the Stock Consideration shall be paid to the ROW Seller by Buyer, (iii) the Adjustment Amount shall be paid (A) to the ROW Seller by the ROW Acquired Company or to the Irish Seller by the Subsidiary Buyer, as applicable, or (B) by the ROW Seller and the Irish Seller, as applicable, to the ROW Acquired Company or the Subsidiary Buyer, in the case of each of clauses (A) and (B), with the ROW Seller and the Irish Seller receiving or paying, as applicable, the portion of the Adjustment Amount related to the ROW Acquired Company and the Irish Acquired Company, respectively, (iv) the ROW Future Cash Payment shall be paid to the ROW Seller by the ROW Acquired Company and (v) the Irish Future Cash Payment shall be paid to the Irish Seller by the Subsidiary Buyer, in the case of each of clauses (i) through (v), at such times as specified in this Agreement.”

(k)          Section 1.04(a)(i) of the Agreement amended and restated in its entirety as follows:

“consummate each Equity Financing in accordance with the Amended Equity Financing Letter for such Equity Financing, and immediately thereafter contribute $800,000,000 (eight hundred million dollars) to the Subsidiary Buyer (the “Subsidiary Buyer Contribution”);”

(l)           Section 1.04(a)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

“(A) pursuant to the ROW Acquisition convey and deliver to the ROW Seller book-entry interests representing the Stock Consideration, together with duly executed instruments of issuance, sale and delivery in respect thereof, in form and substance reasonably acceptable to Seller Parent, evidencing the issuance, sale and delivery of the Stock Consideration, (B) immediately after the conveyance and delivery to Buyer of duly executed instruments of assignment in respect of the Acquired ROW Equity Interests pursuant to Section 1.04(b)(i), cause the Subsidiary Buyer to pay, or to cause to be paid (out of the proceeds of the Subsidiary Buyer Contribution), to the ROW Acquired Company, by wire transfer of immediately available funds to the account(s) designated in writing by Buyer (such designation to be set forth in the ROW Letter of Direction), an amount equal to $212,000,000 (two hundred twelve million dollars), in exchange for the ROW Acquired Company allotting and issuing to Subsidiary Buyer new ordinary shares or preference shares of the ROW Acquired Company (the “Buyer ROW Contribution”), and (C) immediately after the Buyer ROW Contribution, cause the ROW Acquired Company to pay (which payment shall be in part out of the proceeds of the Buyer ROW Contribution), to the

ROW Seller, by wire transfer of immediately available funds to the account(s) designated in writing by Seller Parent (such designation to be set forth in the ROW Letter of Direction), an amount equal to the amount required to repay in full the ROW Note;”

(m)         Section 1.04(a)(iii) of the Agreement is hereby amended by replacing the words “writing by Seller Parent at least two (2) Business Days prior to the Closing Date” with the words “the Irish Letter of Direction”.

(n)         The first sentence of Section 1.04(b) of the Agreement is hereby amended by replacing the words “upon receipt of the Estimated Closing Cash Consideration and the Stock Consideration” with the words “upon (x) the substantially concurrent receipt of the Stock Consideration and immediately available funds described in Section 1.04(a)(ii) and (y) the substantially concurrent receipt of the immediately available funds described in Section 1.04(a)(iii)”.

(o)          Section 1.04(b)(i) of the Agreement is hereby amended and restated in its entirety as follows:

“pursuant to the ROW Acquisition, cause the ROW Seller to convey and deliver to Buyer duly executed instruments of assignment, in form and substance reasonably acceptable to Buyer, evidencing the sale, assignment, transfer, conveyance and delivery of the Acquired ROW Equity Interests;”

(p)          Section 1.04(b)(iii) of the Agreement is hereby amended by replacing the words “writing by Seller Parent at least two (2) Business Days prior to the Closing Date” with the words “the Irish Letter of Direction”

(q)          The heading of Section 1.05 of the Agreement is hereby amended by replacing the words “Future Cash Consideration” with the words “Future Cash Payments”.

(r)          Section 1.05(a) of the Agreement is hereby amended by deleting the phrase “(or, at Seller Parent’s election, any other wholly owned Subsidiary of Seller Parent as may be designated in writing by Seller Parent at least two (2) Business Days prior to April 8, 2024)” from the first sentence thereof.

(s)          Section 1.05(b) of the Agreement is hereby amended and restated in its entirety as follows:

“If the Closing occurs, then, subject to Section 8.09, within two (2) Business Days following the Second Anniversary Date, Buyer shall take all actions to cause the ROW Acquired Company to pay to the ROW Seller, by wire transfer of immediately available funds to the account(s) designated in writing by Seller Parent at least two (2) Business Days prior to the Second Anniversary Date, an amount equal to $160,000,000 (one hundred sixty million dollars) (the “ROW Future Cash Payment” and, together with the Irish Future Cash Payment, the “Future Cash Payments”).”

(t)           The heading of Section 1.06 of the Agreement is hereby amended by replacing the words “Purchase Price Adjustment” with the words “Adjustment Amounts”.

(u)          Section 1.06 of the Agreement is hereby amended by replacing each reference to “Final Closing Cash Consideration” with a reference to “Final Adjustment Amount”.

(v)        Section 1.06(a) of the Agreement is hereby amended by (i) replacing the words “Not less than five (5) Business Days prior to the Closing Date,” with the words “Within five (5) Business Days after the Closing Date,” and (ii) replacing the words “Estimated Closing Cash Consideration” with the words “Estimated Adjustment Amount”.

(w)          Section 1.06(b) of the Agreement is hereby amended by replacing the words “forty-five (45)” with the words “sixty (60)”.

(x)          Section 1.07(a) of the Agreement is hereby amended by replacing the word “Sellers” with the words “Irish Seller and the ROW Acquired Company to pay to the ROW Seller, as applicable”.

(y)         Section 1.07(b) of the Agreement is hereby amended by (i) replacing the word “Sellers” with the words “ROW Seller to pay to the ROW Acquired Company and the Irish Seller to pay to the Subsidiary Buyer, as applicable” and (ii) deleting the words “to pay to the Subsidiary Buyer” immediately following the parenthetical thereof.

(z)          Section 2.03(a) of the Agreement is hereby amended and restated in its entirety as follows:

“As of immediately prior to the Closing and after giving effect to the Business Internal Reorganization, (i) the ROW Seller will be the sole record and beneficial owner of all of the issued and outstanding equity interests in ROW Newco, (ii) the ROW Seller will have good and valid title to all of the Acquired ROW Equity Interests, free and clear of Liens other than (A) transfer restrictions under applicable Securities Laws and (B) those arising from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing), and (iii) the ROW Seller will be the record and the beneficial owner of all such Acquired ROW Equity Interests. Assuming Buyer has the requisite power and authority to be the lawful owner of the Acquired ROW Equity Interests, upon (i) delivery by the ROW Seller to Buyer at the Closing of the items described in Section 1.04(b)(i) and (ii) delivery by Buyer and the ROW Acquired Company, as applicable, to the ROW Seller of the consideration required to be paid by Buyer and the ROW Acquired

Company at the Closing, as described in Section 1.04(a)(ii), good and valid title to the Acquired ROW Equity Interests will pass to Buyer at the Closing, free and clear of Liens, other than (i) transfer restrictions under applicable Securities Laws and (ii) those arising pursuant to this Agreement or from acts of Buyer or its Affiliates (including any Liens related to the Debt Financing), and the Acquired ROW Equity Interests, together with the equity interests in the ROW Acquired Company to be issued to the Subsidiary Buyer in the Buyer ROW Contribution, will constitute 100% of the issued share capital of the ROW Acquired Company immediately following the Closing. Upon issuance, each Acquired ROW Equity Interest will be (in each case, to the extent such concepts are applicable) duly authorized, validly issued, fully paid and nonassessable, and will not be issued or transferred in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or other similar right under any provision of the Applicable Business Organization Law or the organizational or similar documents of Seller Parent or any of its Subsidiaries (including the ROW Seller and the ROW Acquired Company).”

(aa)         Section 3.01 of the Agreement is hereby amended and restated in its entirety as follows:

“(a)          Each of Buyer and its Subsidiaries (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Applicable Business Organization Law, (ii) has full corporate or similar power and authority to own, lease or license, and to operate, its properties and assets and to operate its business as currently operated and (iii) is duly qualified or licensed to do business as a foreign company and in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, in the case of each of clauses (i), (ii) and (iii), in all material respects.

(b)          True, correct and complete copies of the organizational or similar documents of Buyer and each of its Subsidiaries, as in effect on the date of this Agreement, have been made available to Seller Parent. Each such organizational or similar document is in full force and effect in all material respects, and none of Buyer or its Subsidiaries is in material violation of any provisions thereof.”

(bb)         Section 3.02(a) of the Agreement is hereby amended and restated in its entirety as follows:

“Buyer has all necessary corporate or similar power and authority to execute and deliver this Agreement, each of Buyer and Subsidiary Buyer has all necessary corporate or similar power and authority to execute and deliver any other Transaction Document to which it is, or is specified to be, a party, and to perform its obligations hereunder and thereunder and to consummate the Transactions to be consummated by it. Without limiting the generality of the foregoing, each of Buyer and Subsidiary Buyer has all necessary corporate or similar power and authority to cause each of its Subsidiaries (including, at and following such time as they become Subsidiaries of Buyer, the Business Companies) to perform the respective obligations under this Agreement and the other Transaction Documents required to be performed by such Subsidiaries and to consummate the Transactions to be consummated by such Subsidiaries (in the case of the Business Companies, at and following such time as they become Subsidiaries of Buyer). The execution, delivery and performance by Buyer of this Agreement, and the execution, delivery and performance by each of Buyer and Subsidiary Buyer of any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the Transactions to be consummated by it, have been duly authorized by all necessary corporate or similar action by Buyer and Subsidiary Buyer, as applicable. This Agreement has been, and each other Transaction Document to which Buyer or Subsidiary Buyer is, or is specified to be, a party will, at or prior to the Closing, be, duly executed and delivered by Buyer and Subsidiary Buyer, as applicable.  Assuming the due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each other Transaction Document to which Buyer or Subsidiary Buyer is, or is specified to be, a party will constitute, a legal, valid and binding obligation of Buyer and such Subsidiary Buyer, as applicable, enforceable against Buyer and such Subsidiary Buyer, as applicable, in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Exceptions.”

(cc)        Section 3.03(a) of the Agreement is hereby amended by (i) replacing the reference to “Section 1.04(a)(ii)(B)” with the reference “Section 1.04(a)(ii)(A)” and (ii) replacing the words “the Applicable Buyers” with the word “Buyer”, in each case, in the first sentence thereof.

(dd)        Section 3.03(c) of the Agreement is hereby amended by replacing the words “From and after its formation until the Closing, Buyer will be” in the last sentence thereof with the words “Buyer is”.

(ee)         Section 3.03(d) of the Agreement is hereby amended by replacing the words “Buyer Parent Equity Financing Letter” with the words “Buyer Parent Amended Equity Financing Letter” in the first sentence thereof.

(ff)          Section 3.04(a) of the Agreement is hereby amended by deleting the phrase “(or, in the case of Subsidiary Buyer, following its formation will be)”.

(gg)        Section 3.21(a) of the Agreement is hereby amended and restated in its entirety as follows:

“As of the date of this Agreement, (i) each of the Equity Financing Letters has not been amended, supplemented or modified, and no such amendment, supplement or modification is contemplated, and (ii) the covenants and agreements contained in each of the Equity Financing Letters have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. As of the date of this Amendment, (i) each of the Amended Equity Financing Letters has not been amended, supplemented or modified, and no such amendment, supplement or modification is contemplated, and (ii) the covenants and agreements contained in each of the Amended Equity Financing Letters have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. Except for the Amended and Restated Governance Documents, any escrow arrangement entered into in connection with the Serum Equity Financing or as set forth in Section 3.21(a) of the Buyer Disclosure Letter, there are no side letters, Contracts or other arrangements or understandings related to any Equity Financing or any Amended Equity Financing Letter. The execution, delivery and performance of each of the Amended Equity Financing Letters will not (i) conflict with or violate any provision of the organizational or similar documents of Buyer or any of its Subsidiaries, (ii) require any Consent of, or Filing with, any Governmental Entity that has not been made or obtained, (iii) conflict with or violate any Order or Law applicable to Buyer or any of its Subsidiaries or by which any property or asset of Buyer or any of its Subsidiaries is bound, (iv) require any Consent by any Person that has not been obtained under, result in a breach of, loss of a benefit or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, any Contract of Buyer or any of its Subsidiaries or (v) result (immediately or with notice or lapse of time or both) in the creation of any Lien (other than a Permitted Lien) on any property or asset of Buyer or any of its Subsidiaries, except, in the case of clauses (ii), (iii), (iv) and (v) above, as would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.”

(hh)        Section 3.21(b) of the Agreement is hereby amended by replacing each reference to “Equity Financing Letters” with a reference to “Amended Equity Financing Letters”.

(ii)          Section 3.21(c) of the Agreement is hereby amended by replacing the words “any adjustment thereto” with the words “the Adjustment Amount”.

(jj)          Section 3.21(c)(ii)(A) of the Agreement is hereby amended by replacing the words “pay the aggregate Estimated Closing Cash Consideration” with the words “repay the ROW Note and pay the Irish Closing Cash Consideration”.

(kk)         Section 4.02(b)(i)(a)(1) of the Agreement is hereby amended by replacing the reference to “Equity Financing Letter” with a reference to “Amended Equity Financing Letter”.

(ll)          Section 5.03 of the Agreement is hereby amended and restated in its entirety as follows:

“SECTION 5.03. Business Internal Reorganization.

(a)          Prior to the Closing, subject to Section 1.09, Seller Parent shall, and shall cause its Subsidiaries to, consummate the transactions as described in the Business Steps Plan (the “Business Internal Reorganization”), which Business Internal Reorganization will result in, among other things, the biosimilars business not already held by the Irish Acquired Company (which business consists solely of Transferred Assets and Assumed Liabilities not already held by the Irish Acquired Company) being transferred to and assumed by the ROW Acquired Company immediately prior to the Closing. Seller Parent shall provide Buyer with a reasonable opportunity to review and comment on the material operative documentation effecting the Business Internal Reorganization and shall accept reasonable comments of Buyer that will not prevent or impede the Intended Tax Treatment. Except as otherwise expressly provided by Section 1.09, Seller Parent shall be permitted to amend the Business Steps Plan only (i) with the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned), (ii) if Seller Parent reasonably determines that such amendment is necessary or appropriate to achieve the Intended Tax Treatment or achieve a tax efficient structure for Seller Parent or its Affiliates (provided that any such amendment shall not impose any material costs or expenses on Buyer or any Business Company (unless Seller Parent agrees to indemnify and hold harmless Buyer or the applicable Business Company for any such costs or expenses) or materially impair or delay the consummation of the transactions contemplated hereby) or (iii) if Seller Parent determines such amendment is reasonably necessary or appropriate to effect the Transactions and such amendment would not reasonably be expected to (A) be material and adverse to Buyer or (B) materially impair or delay the consummation of the Transactions.

(b)          Seller Parent shall take all actions required to ensure that, following their formation, the Business Companies are at all times, between the date of this Agreement and the Closing Date, Affiliates of the Seller Parent.  Prior to the Closing, Buyer will make the election, with an effective date on or prior to the Closing Date, with respect to the Subsidiary Buyer pursuant to U.S. Treasury Regulation Section 301.7701-3 to treat the Subsidiary Buyer as an entity disregarded as separate from its owner for U.S. federal income tax purposes.

(c)          The assignments and transfers of the Business Registered Intellectual Property pursuant to the Business Internal Reorganization shall be recorded and filed by Buyer, with the appropriate Governmental Entity following the Closing. Following the Closing, at Buyer’s reasonable request, Seller Parent shall use reasonable best efforts to provide assistance necessary for Buyer to achieve such recordings and filings. The recordation and filing fees pursuant to this Section 5.03(c) shall be borne 50% by Seller Parent and 50% by Buyer.”

(mm)      Section 5.06(a)(iii)(A)(1) of the Agreement is hereby amended by replacing the words “the ROW Acquisition” with the words “the ROW Acquisition, the repayment of the ROW Note, the ROW Future Cash Payment”.

(nn)        Section 5.06(c)(ii) of the Agreement is hereby amended and restated in its entirety as follows:

“From and after the Closing until the date of the payment of the ROW Future Cash Payment, none of Buyer, the Subsidiary Buyer or any of Buyer’s other Affiliates shall revoke or amend the election under Section 301.7701-3 of the U.S. Treasury Regulations or take any other actions to cause the Subsidiary Buyer to be treated as an entity other than an entity disregarded from Buyer (its owner) for U.S. federal income tax purposes (including any actions taken after the date of the ROW Future Cash Payment that have a retroactive effect to the date of the ROW Future Cash Payment), without the prior written consent of Seller Parent. From and after the Closing until after the date of the payment of the ROW Future Cash Payment, none of Buyer, the Subsidiary Buyer or any of Buyer’s other Affiliates shall revoke or amend the election under Section 301.7701-3 of the U.S. Treasury Regulations or take any other actions to cause the ROW Acquired Company to be treated as an entity other than an entity disregarded from Buyer (its owner) for U.S. federal income tax purposes (including any actions taken after the date of the ROW Future Cash Payment that have a retroactive effect to the date of the ROW Future Cash Payment), without the prior written consent of Seller Parent.”

(oo)        Section 5.08 of the Agreement is hereby amended by adding the following new clause immediately after clause (d) thereof:

“After the Closing, Buyer shall, and shall cause its Subsidiaries to, at the request of Seller Parent, provide reasonable cooperation to Seller Parent and its Subsidiaries relating to the Insulin Investigations and the Insulin Actions, including by (i) retaining and, upon request of Seller Parent, providing Seller Parent with any books, records and other data or information relating to any of the Insulin Investigations or the Insulin Actions and (ii) upon request of Seller Parent, making their respective employees, and using reasonable best efforts to make their respective consultants and independent contractors, reasonably available to assist with the Insulin Investigations and the Insulin Actions (including in connection with any investigation, prosecution, pretrial activities or trial relating to, or any compromise, settlement or other discharge of, any of the Insulin Investigations or the Insulin Actions). As used herein, “Insulin Investigations” shall have the meaning given in Item 10 of Section 9.02(b) of the Seller Parent Disclosure Letter.”

(pp)        Section 5.13(a)(ii) of the Agreement is hereby amended by replacing the words “Equity Financing Letters” with the words “Amended Equity Financing Letters”.

(qq)        Section 5.15 of the Agreement is hereby amended by adding the following sentence immediately after the last sentence thereof:

“Notwithstanding the foregoing, Seller Parent and Buyer acknowledge and agree that Buyer shall not be required to (a) replace a Credit Support Item or (b) indemnify and hold harmless Seller Parent and its Subsidiaries from and against any claims, losses, liabilities, damages, judgments, fines, penalties, costs and expenses, in each case, pursuant to this Section 5.15 until after Seller Parent has identified such Credit Support Item to Buyer.”

(rr)          The second sentence of Section 5.19 of the Agreement is hereby amended and restated in its entirety as follows:

“Notwithstanding the immediately preceding sentence, if mutually agreed by Seller Parent and Buyer prior to the Closing, all or certain of the Seller Parent/Buyer Contracts may instead be assigned to Buyer or its Subsidiaries at the Closing or assigned to ROW Acquired Company or Irish Acquired Company prior to or at the Closing, rather than being terminated effective as of the Closing.”

(ss)         Section 6.03(d) of the Agreement is hereby amended by replacing the words “Equity Financing Letter” with the words “Amended Equity Financing Letter”.

(tt)          Section 8.05(b) of the Agreement is hereby amended by adding the following sentence immediately after the last sentence thereof:

“For the avoidance of doubt, Seller Parent shall have sole control over the Insulin Investigations and the Insulin Actions, with full authority over such matters (including full authority over the defense, prosecution and settlement or other resolution or disposition of the same), and Seller Parent shall be responsible for all expenses or costs incurred by Seller Parent and its Subsidiaries in connection with Seller Parent’s control over the Insulin Investigations and the Insulin Actions (including any such expenses or costs incurred by Seller Parent and its Subsidiaries in the defense, prosecution or settlement or other resolution or disposition of the same). Without limiting the foregoing, Seller Parent shall keep Buyer reasonably informed regarding any material developments in the Insulin Investigations.”

(uu)        Section 8.07 of the Agreement is hereby amended by (i) replacing the words “adjustments of the Estimated Adjustment Amount” with the words “the Final Adjustment Amount” and (ii) replacing the words “Final Closing Cash Consideration” with “Final Adjustment Amount”.

(vv)         Section 8.10 of the Agreement is hereby amended by replacing the words “the Final Closing Cash Consideration” with the words “amounts paid under this Agreement for the ROW Acquired Company”.

(ww)       The Agreement is amended by replacing each reference to “Irish Estimated Closing Cash Consideration” with a reference to “Irish Closing Cash Consideration”.

(xx)         The Agreement is amended by replacing each reference to “TSA Management Committee” with a reference to “Transition Management Committee”.

(yy)         The Agreement is amended by replacing each reference to “Future Cash Consideration” with a reference to “Future Cash Payments”.

(zz)          Section 9.02 of the Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order therein:

“Amendment Liabilities” means all obligations and liabilities to the extent arising out of, relating to or otherwise in respect of (a) any of the amendments to Item 1 of the Business Steps Plan or to Section 1.01, Section 1.02, Section 1.03, Section 1.04, Section 1.05(b), Section 1.07 or Section 9.02 to the extent the amendments to Section 9.02 are related to the amendments to the aforementioned sections of Article I, (b) Item 4 of the Business Steps Plan and (c) any Taxes arising out of, relating to or otherwise in respect of the Business Steps Plan, in each case that would not have arisen absent the amendments to the Agreement effected by this Amendment; provided, however, that the Amendment Liabilities shall not include (i) any of the obligations and liabilities of Seller Parent and its Affiliates, or any of the advisors thereof (including Existing Counsel), in respect of evaluating, negotiating or documenting this Amendment, (ii) obligations and liabilities to the extent arising out of, relating to or otherwise in respect of Seller Parent or any of its Affiliates not performing their obligations under this Amendment or the Business Steps Plan or (iii) obligations and liabilities to the extent arising out of, relating to or otherwise in respect of the failure to achieve the Intended Tax Treatment.

“BPL” means Biocon Pharma Limited, a company incorporated under the provisions of the Companies Act, 1956 and a wholly owned Subsidiary of Buyer Parent.

“Estimated Adjustment Amount” means (a) the Estimated Working Capital Adjustment Amount (which may be a negative number), minus (b) the

Estimated Assumed Indebtedness Amount, plus (c) the Estimated Closing Collaboration Adjustment Amount (which may be a negative number).

“Final Adjustment Amount” means (a) the Working Capital Adjustment Amount (which may be a negative number) as finally determined pursuant to Section 1.06, minus (b) the Assumed Indebtedness Amount as finally determined pursuant to Section 1.06, plus (c) the Closing Collaboration Adjustment Amount (which may be a negative number) as finally determined pursuant to Section 1.06.

“Irish Closing Cash Consideration” means $588,000,000 (five hundred eighty-eight million dollars).

“Irish Letter of Direction” means the Funds Flow Letter of Instruction and Direction, dated on or about the Closing Date, by and among Buyer, Subsidiary Buyer, Irish Seller and the Irish Acquired Company.

“ROW Letter of Direction” means the Funds Flow Letter of Instruction and Direction, dated on or about the Closing Date, by and among Buyer, Subsidiary Buyer, ROW Seller and the ROW Acquired Company.

“ROW Note” means the promissory note, to be issued by ROW Acquired Company in favor of the ROW Seller pursuant to Item 4 of the Business Steps Plan, in substantially the form attached hereto as Exhibit X.

“Transition Management Committee” has the meaning set forth in Annex D.

(aaa)       Section 9.02 of the Agreement is hereby amended by amending and restating the following definitions to have the following meanings:

“Adjustment Amount” means a number (which may be a negative number) equal to the Final Adjustment Amount.

“Applicable Buyer” means, with respect to any Acquired Equity Interests, the purchaser of such Acquired Equity Interests (which, for the avoidance of doubt, shall be (a) Buyer in the case of the Acquired ROW Equity Interests and (b) the Subsidiary Buyer in the case of the Irish New Equity Interests).

“Assumed Liabilities” means all of Seller Parent’s and its Subsidiaries’ obligations and liabilities to the extent arising out of, relating to or otherwise in respect of the Business, the Acquired Equity Interests or the Irish Redemption Equity Interests (in each case, including the ownership or operation thereof), whether any such obligation or liability arises before, at or after the Closing, is known or unknown or is contingent or accrued, including (a) the Amendment Liabilities and (b) all obligations and liabilities of Seller Parent or any of its Affiliates to the extent arising out of, relating to or otherwise in respect of the ROW Note or any Assumed Indebtedness but excluding any obligation or liability set forth on Section 9.02(b) of the Seller Parent Disclosure Letter (the “Business Retained Liabilities”).

“Buyer Parent Equity Financing” means the consummation of the Equity Transactions (as defined in the Buyer Parent Amended Equity Financing Letter) in accordance with the Buyer Parent Amended Equity Financing Letter, pursuant to which Buyer, Buyer Parent and BPL have agreed, on the terms and subject to the conditions set forth in the Buyer Parent Amended Equity Financing Letter, that (a) Buyer will issue (i) 145,011,221 newly issued shares of Buyer Common Stock to Buyer Parent in exchange for an approximately $500,000,000 (five hundred million dollars) payment from Buyer Parent to Buyer and (ii) 43,334,580 newly issued shares of Buyer Common Stock to BPL in exchange for an approximately $150,000,000 (one hundred fifty million dollars) payment from BPL to Buyer and (b) Buyer Parent and Buyer will convert the Buyer OCRPS into Buyer Common Stock, in the case of clause (a), immediately prior to the Closing.

“Customer Contract” means each Contract between Seller Parent or any of its Subsidiaries, on the one hand, and any customer of the Business (for the avoidance of doubt, including distributors) (in its capacity as such), on the other hand, to the extent relating to the Business.

“Serum Equity Financing” means the funding of the Equity Commitment (as defined in the Serum Amended Equity Financing Letter) in accordance with the Serum Amended Equity Financing Letter, pursuant to which Buyer and Serum have agreed, on the terms and subject to the conditions set forth in the Serum Amended Equity Financing Letter, that Buyer will issue 34,733,743 newly issued shares of Buyer Common Stock to Serum in exchange for a $150,000,000 (one hundred fifty million dollars) payment from Serum to Buyer, in each case, immediately prior to the Closing.

“Subsidiary Buyer” means Biocon Biologics UK Limited, a private limited company registered in England and Wales.

“VAT” means (a) any tax imposed (i) in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), (ii) under the (Indian) Goods and Services Tax Act, 2017, or (iii) under the (UK) Value Added Tax Act 1994 or legislation or regulations supplemental thereto and (b) any other tax of a similar nature, however denominated, to the taxes referred to in clause (a) above, whether imposed in a member state of the European Union in substitution for, or levied in addition to, the taxes referred to in clause (a) above, or imposed elsewhere (including goods and services taxes, state or central value added taxes, indirect taxes and any cess, fee or surcharge thereon, but excluding Transfer Taxes).

“Working Capital Target” means $225,000,000 (two hundred twenty-five million dollars).

(bbb)      The definition of “Excluded Taxes” set forth in Section 9.02 of the Agreement is hereby amended by (i) amending and restating clause (d) in its entirety as follows “any Transfer Taxes or VAT for which Seller Parent is liable under Section 5.06(b) (it being understood that no Transfer Taxes or VAT shall be included in clause (a), (b) or (c) of this definition)” and (ii) adding the following proviso at the end of such definition “provided that “Excluded Taxes” shall not include any Taxes that are Amendment Liabilities”.

(ccc)        The definition of “Fundamental Tax Matters” set forth in Section 9.02 of the Agreement is hereby amended by replacing the reference to “Section 5.03(c)” with a reference to “Section 5.03(b)”.

(ddd)       The definition of “Irish Redemption Equity Interests” set forth in Section 9.02 of the Agreement is hereby amended by adding the parenthetical “(including any preference shares)” immediately after the words “equity interests”.

(eee)        The definition of “Transaction Documents” set forth in Section 9.02 of the Agreement is hereby amended replacing the reference to “Equity Financing Letter” with a reference to “Amended Equity Financing Letters”.

(fff)         The definition of “Transfer Taxes” set forth in Section 9.02 of the Agreement is hereby amended by adding the parenthetical “(other than VAT)” immediately after the word “Taxes” at the end of the sentence thereof.

(ggg)       Section 9.02 of the Agreement is hereby amended by deleting the following definitions: “Closing Base Cash Consideration”, “Estimated Closing Cash Consideration”, “Final Closing Cash Consideration” and “TSA Management Committee”.

(hhh)       Section 9.03 of the Agreement is hereby amended and restated in its entirety as follows:

“Other Definition. For purposes of this Agreement, the terms listed below have the meanings ascribed to them in the respective sections of this Agreement set forth below.

Term	Location
Accessed Party	Section 4.03(a)
Accessing Party	Section 4.03(a)
Acquired Companies	Recitals
Acquisition	Section 1.02(c)
Acquisition Engagement	Section 9.16(a)
Agreement	Preamble
Amended Equity Financing Letters	Recitals

Announcement	Section 5.05
Anticipated Business Employees	Section 2.27(a)
Assumed Indebtedness	Section 5.13(a)
Benefits/Burdens Period	Section 1.09(b)
Business Financial Information	Section 2.10(a)
Business Financial Information Date	Section 2.10(b)
Business Intellectual Property	Section 2.14(b)
Business Interests	Annex A
Business Internal Reorganization	Section 5.03
Business Key Customers	Section 2.17
Business Key Suppliers	Section 2.17
Business Material Contracts	Section 2.16(b)
Business Registered Intellectual Property	Section 2.14(a)
Business Transfer Documents	Section 5.21
Buyer	Preamble
Buyer Acquisition Engagement	Section 9.17(a)
Buyer Aggregate Cap	Section 8.04(b)(ii)
Buyer Basket Amount	Section 8.04(b)(iv)
Buyer Board	Recitals
Buyer Counsel	Section 9.17(a)
Buyer De Minimis Amount	Section 8.04(b)(iv)
Buyer Debt Amount	Section 6.03(f)
Buyer General Cap	Section 8.04(b)(ii)
Buyer Indemnitees	Section 8.02
Buyer Intellectual Property	Section 3.12(b)
Buyer Material Contracts	Section 3.14(b)
Buyer Parent Amended Equity Financing Letter	Recitals
Buyer Parent Equity Financing Letter	Recitals
Buyer Parent Equity Financing Letter Amendment	Recitals
Claim	Section 8.04(a)
Closing	Section 1.01

Closing Date	Section 1.01
Closing Statement	Section 1.06(b)
Confidentiality Agreement	Section 4.03(c)
Credit Support Items	Section 5.15
Debt Financing	Section 5.13(a)
Debt Financing Agreements	Section 9.19
Dedicated Business Employees	Section 4.03(d)
Delayed Transfer Company	Section 1.09(d)
Direct Claim	Section 8.06
Disclosing Party	Section 5.04(b)
DPA	Section 2.20
Enforceability Exceptions	Section 2.02(a)
Equity Financing Letters	Recitals
Estimated Assumed Indebtedness Amount	Section 1.06(a)
Estimated Closing Collaboration Adjustment Amount	Section 1.06(a)
Estimated Working Capital Adjustment Amount	Section 1.06(a)
Exclusion Right	Section 1.10(b)
Exclusion Right Exercise Date	Section 1.10(b)
Exclusivity Period	Section 5.01
Existing Counsel	Section 9.16(a)
FCPA	Section 2.19(a)
Financing	Section 5.13(a)
Foreign Antitrust Approvals	Section 5.02(a)(ii)
Foreign Antitrust Laws	Section 2.07(b)
Future Cash Payments	Section 1.05(b)
HSR Act	Section 2.07(b)
HSR Approval	Section 5.02(a)(i)
ICC Rules	Section 9.13(a)
Indemnified Party	Section 8.04(a)
Indemnifying Party	Section 8.04(a)
Independent Adjustment Expert	Section 1.06(c)
Independent Valuation Expert	Section 5.02(e)(i)
Information Security Reviews	Section 2.14(l)
Intended Irish Tax Treatment	Section 5.06(a)(iii)
Intended Tax Treatment	Section 5.06(a)(iii)

Intended U.S. Tax Treatment	Section 5.06(a)(iii)
Ireland Companies Act	Section 3.11(f)
Irish Acquired Company	Recitals
Irish Acquisition	Section 1.02(c)
Irish Future Cash Payment	Section 1.05(a)
Irish Future Cash Payment Conditions	Section 1.05(a)
Irish Redemption	Section 1.02(c)
Irish Seller	Recitals
Irish Spin-Off	Recitals
Irish Subscription	Section 1.02(b)
Labor Actions	Section 2.27(b)
Law	Section 2.07(a)
Legal Impediment	Section 1.09(b)
Legal Impediment Delayed Asset/Liability	Section 1.09(b)
Legal Impediment Delayed Assets/Liabilities	Section 1.09(b)
Legal Impediment Delayed Transfer	Section 1.09(b)
Legal Impediment Delayed Transfer Date	Section 1.09(b)
Licensed Business IP Contracts	Section 2.14(c)
Licensed Buyer IP Contracts	Section 3.12(c)
Liens	Section 2.07(a)
Mylan Ireland	Recitals
Notice of Disagreement	Section 1.06(c)
Order	Section 2.07(a)
Other Approvals	Section 5.02(a)(iii)
Outside Date	Section 7.01(b)(i)
Parties	Preamble
Regulatory Approvals	Section 5.02(a)(iii)
Requesting Party	Section 5.04(b)
Required Payments	Section 3.21(c)
Restraints	Section 6.01(c)
Retained Names Materials	Section 5.07
Retained Records	Annex A
ROW Acquired Company	Recitals
ROW Acquisition	Section 1.02(a)
ROW Future Cash Payment	Section 1.05(b)
ROW Seller	Recitals
Seller Aggregate Cap	Section 8.04(b)(i)
Seller Basket Amount	Section 8.04(b)(iii)
Seller De Minimis Amount	Section 8.04(b)(iii)
Seller General Cap	Section 8.04(b)(i)

Seller Indemnitees	Section 8.03
Seller Parent	Preamble
Seller Parent Board	Recitals
Seller Privileges	Section 9.16(b)
Sellers	Recitals
Serum Amended Equity Financing Letter	Recitals
Serum Equity Financing Letter	Recitals
Serum Equity Financing Letter Amendment	Recitals
SHA Joinder	Recitals
Solvent	Section 3.21(d)
Specified Assets	Section 1.10(b)(i)
Specified Courts	Section 9.12(b)
Specified Liabilities	Section 1.10(b)(ii)
Specified Product	Section 1.10(b)(iii)
Stock Rights	Section 2.03(c)
Third Party Claim	Section 8.05(a)
Transferred Business Records	Annex A
Transferred Contracts	Annex A
Transferred IP	Annex A
Transferred IP Licenses	Annex A
Transferred Labeling and Marketing Materials	Annex A
Transferred Organizational Records	Annex A
Transition Period	Section 5.07
TSA Delayed Asset	Section 1.09(a)
TSA Delayed Transfer	Section 1.09(a)
TSA Delayed Transfer Date	Section 1.09(a)
UKBA	Section 2.19(a)
Underlying Buyer Common Stock	Section 3.03(b)
Voting Debt	Section 2.03(c)
Written Consent	Recitals”

(iii)          Section 9.16 of the Agreement is hereby amended by adding the following words “and (iv) Slaughter and May” immediately after the words “Arthur Cox LLP” and replacing the word “and” immediately following the words “Saraf and Partners” with a comma.

(jjj)          Section 9.17 of the Agreement is hereby amended by adding the following words “and (iii) Matheson LLP” immediately after the words “Shardul Amarchand

Mangaldas & Co” and replacing the word “and” immediately following the words Goodwin Procter (UK) LLP with a comma.

(kkk)       Section 9.18 of the Agreement is hereby amended by replacing both parentheticals thereof with the following parenthetical “(including, at and following such time as they become Subsidiaries of Buyer, the Business Companies)”.

(lll)         The Agreement is hereby amended by adding the following Section 9.19 as a new section immediately after Section 9.18:

“SECTION 9.19.          Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Parties on behalf of itself and each of their Affiliates hereby: (a) agrees that all Actions (whether in contract or in tort or otherwise) against the Debt Financing Sources arising out of or relating to this Agreement, the Debt Financing or the definitive agreements providing for the Debt Financing (collectively, the “Debt Financing Agreements”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York except as otherwise provided in any Debt Financing Agreement; (b) agrees that it will not bring or support any Action (whether in contract or in tort or otherwise) against the Debt Financing Sources arising out of or relating to this Agreement, the Debt Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than (i) the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), or (ii) as otherwise provided in any Debt Financing Agreement; (c) agrees that service of process delivered in accordance with Section 9.01 shall be effective service of process against it for any such Action brought in any such court; (d) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court; (e) waives any right to the fullest extent permitted by applicable law to trial by jury with respect to any such Action; (f) agrees that none of the Debt Financing Sources will have any liability to any of Seller Parent and its Affiliates (including, prior to the Closing, the Business Companies) or their respective directors, officers, employees, agents, partners, managers, advisors, members and stockholders, and none of Seller Parent or its Affiliates (excluding, following the Closing, the Business Companies and any other obligor and security provider under the Debt

Financing Agreements) will have any liability to any of the Debt Financing Sources or their respective directors, officers, employees, agents, partners, managers, advisors, members and stockholders, in each case, relating to or arising out of this Agreement, the Debt Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, none of the Seller Parent and its Affiliates (including, prior to the Closing, the Business Companies) and their respective directors, officers, employees, agents, partners, managers, advisors, members and stockholders shall bring or support any Action (whether in contract or in tort or otherwise) against any of the Debt Financing Sources, and none of the Debt Financing Sources and their respective directors, officers, employees, agents, partners, managers, advisors, members and stockholders shall bring or support any Action (whether in contract or in tort or otherwise) against the Seller Parent or any of its Affiliates (excluding, following the Closing, the Business Companies and any other obligor and security provider under the Debt Financing Agreements), in each case, relating to or arising out of this Agreement, the Debt Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and (g) agrees (x) that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 9.19 (or any of the defined terms used in this Section 9.19) and (y) to the extent any amendments to any provision of this Section 9.19 (or any of the defined terms used in this Section 9.19 or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of this Section 9.19 or such defined terms) are adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent of the Debt Financing Sources.  Notwithstanding anything contained herein to the contrary, nothing in this Section 9.19 shall in any way affect a party’s rights and remedies against the Debt Financing Sources or Buyer or its Affiliates under the Debt Financing Agreements to the extent they are a party thereto.”

(mmm)     Clause (xi) on Annex B of the Agreement is hereby amended and restated in its entirety as follows:

“(xi) Closing Working Capital.  In the event that the Closing Working Capital is a positive amount, current assets included in the Closing Working Capital up to a maximum amount equal to the lesser of (A) Closing Working Capital and (B) the Working Capital Target.”

(nnn)        Annex B of the Agreement is hereby amended by adding the following as a new clause (xiii) immediately after clause (xii) thereof:

“(xiii) Insulin Actions. All Actions, claims and settlements (in each case, whether or not brought, asserted, in existence or pending, and including any payment or rights accruing from such Actions, claims and settlements) that may be brought or asserted by Seller Parent, any of its Subsidiaries or the Business relating to the Commercialization, development or manufacturing of insulin glargine Products (collectively, the “Insulin Actions”), in each case, to the extent arising out of or relating to Seller Parent’s operation of the Business prior to the Closing.”

(ooo)       Part A of Annex C of the Agreement is hereby amended and restated in its entirety to be in the form of Exhibit A hereto.

(ppp)       Part B of Annex C of the Agreement is hereby amended by replacing the word “procuring” with the words “to procure”.

(qqq)       Annex D of the Agreement is hereby amended and restated in its entirety to be in the form of Exhibit B hereto.

(rrr)         The Agreement is hereby amended by adding Exhibit I-C and Exhibit I-D as new exhibits to the Agreement in the form of Exhibit C-1 and Exhibit C-2 hereto, respectively.

(sss)         Exhibit III is hereby amended and restated in its entirety to read “[RESERVED]”.

(ttt)          Exhibit V of the Agreement is hereby amended and restated in its entirety to be in the form of Exhibit D hereto.

(uuu)       Exhibit VI of the Agreement is hereby amended and restated in its entirety to be in the form of Exhibit E hereto.

(vvv)       Exhibit VII of the Agreement is hereby amended and restated in its entirety to be in the form of Exhibit F hereto.

(www)     Exhibit VIII of the Agreement is hereby amended and restated in its entirety to be in the form of Exhibit G hereto.

(xxx)       The Agreement is hereby amended by adding Exhibit X as a new exhibit to the Agreement in the form of Exhibit H hereto.

2.          Effect of Amendment.

(a)         Each Party acknowledges and agrees that this Amendment constitutes an instrument in writing on behalf of each of the Parties in accordance with Section 9.05 of the Agreement. For the avoidance of doubt, references to the date of the Agreement, and references to the “date hereof”, “the date of this Agreement” or words of similar meaning in the Agreement shall continue to refer to February 27, 2022.

(b)          Notwithstanding anything to the contrary in the Agreement: (i) Seller Parent and its Affiliates shall in no event be in breach of any covenant or agreement contained in the Agreement or any other Transaction Document, and the representations and warranties of Seller Parent and its Affiliates contained in the Agreement and the other Transaction Documents shall in no event be determined to be inaccurate, in each case, to the extent resulting from any of the amendments to the Agreement effected by this Amendment (other than, for the avoidance of doubt, (A) to the extent Seller Parent or any of its Affiliates do not perform their respective obligations under this Amendment and (B) to the extent changes are expressly made by this Amendment to provisions in the Transaction Documents (for example, the change to the Working Capital Target)); (ii) in no event shall the ROW Note be included in the Working Capital Adjustment Amount, the Assumed Indebtedness Amount, the Closing Collaboration Adjustment Amount or the Buyer Debt Amount (in each case, including any estimate thereof), or otherwise constitute Indebtedness of Seller Parent, Buyer or any of their respective Affiliates for purposes of the Agreement; (iii) in no event shall the ROW Note (or any accounts, balances, payables, receivables or Indebtedness thereunder) be considered Intercompany Accounts or Business Intercompany Contracts for purposes of the Agreement; (iv) in no event shall the equity interests in the ROW Acquired Company issued pursuant to the Buyer ROW Contribution be considered ROW Acquired Equity Interests for purposes of the Agreement; (v) Buyer and its Affiliates shall in no event be in breach of any covenant or agreement contained in the Agreement or any other Transaction Document, and the representations and warranties of Buyer and its Affiliates contained in the Agreement and the other Transaction Documents shall in no event be determined to be inaccurate, in each case, to the extent resulting from any of the amendments to the Agreement effected by this Amendment (other than, for the avoidance of doubt, to the extent Buyer or any of its Affiliates do not perform their respective obligations under this Amendment); and (vi) this Amendment constitutes (A) the consent of Seller Parent under the Transaction Documents to the Buyer Parent Equity Financing Letter Amendment and the Serum Equity Financing Letter Amendment and (B) the mutual agreement of the Parties that the Buyer Parent Equity Financing Letter Amendment and the Serum Equity Financing Letter Amendment will not prevent or impede the Intended Tax Treatment.

3.          Limited Amendment.  Except as expressly set forth in paragraphs 1 and 2 above, this Amendment shall not be deemed to amend, waive, affect or otherwise alter any term or provision of the Agreement or the other Transaction Documents, and all terms and provisions of the Agreement and the other Transaction Documents shall continue in full force and effect.

4.          Miscellaneous.  The provisions set forth in Sections 9.01 and 9.04 through 9.18 of the Agreement (as amended by this Amendment) shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein.

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment, all as of the date first written above.

VIATRIS INC.

by	/s/ Anil Amin
	Name:	Anil Amin
	Title:	Authorized Signatory

IN WITNESS WHEREOF, the Parties have duly executed this Amendment, all as of the date first written above.

BIOCON BIOLOGICS LIMITED

by	/s/ Chinappa M.B.
	Name:	Chinappa M.B.
	Title:	Chief Financial Officer